UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

Water Now, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

94114L109
(CUSIP Number)

David King
2840 Bryan Avenue
Fort Worth, Texas 76104
Tel: (817)900-9184

Copy to:

Gray Reed & McGraw LLP
1601 Elm Street Suite 4600
Dallas, TX 75201

Tel: (214) 954-4135
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94114L109

1. Namesof Reporting Persons. David King
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds SC (see Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of SharesBeneficiallyOwned by EachReportingPerson With:	7. Sole Voting Power 8,136,650
8. Shared Voting Power 1,000,000
9. Sole Dispositive Power 8,136,650
10. Shared Dispositive Power 1,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,136,650
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 28%*
14.IN

*This calculation is based on 32,566,808 shares of Common Stock outstanding as of June 22, 2018 as confirmed by the Company’s registrar and transfer agent.

This Amendment No. 2 amends the Schedule 13D filed April 3, 2018 (as amended, the “Schedule 13D”) of David King, in respect of shares of Common Stock, no par value, of Water Now, Inc., a Texas corporation, as follows:

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended by revising the following paragraphs:

The Reporting Person (as defined below) beneficially owns 9,136,650 shares of Common Stock (the “Subject Shares”), which number includes: 1,000,000 shares held by Mr. King’s spouse.

The Subject Shares represent approximately 28% of the outstanding shares of Common Stock based on 32,566,808 shares of Common Stock outstanding as of June 22, 2018 as confirmed by the Company’s registrar and transfer agent.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by revising the paragraph contained in Item 5(a) and (b) with the following:

(a)
The Reporting Person, beneficially owns 9,136,650 shares of Common Stock, which includes: 1,000,000 shares held by Mr. King’s spouse. The Subject Shares represent approximately 28% of the outstanding shares of Common Stock based on 32,566,808 shares of Common Stock outstanding as of June 22, 2018 as confirmed by the Company’s registrar and transfer agent.

(b)
Mr. King may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 1,000,000 of the Subject Shares. Mr. King may be deemed to have the sole voting power over 9,136,650 of the Subject Shares.

Item 5 is hereby further amended by adding the following to Item 5(c) at the beginning thereof:

(c)
Schedule I to this Statement sets forth transactions in the Common Stock which were effected commencing sixty (60) days prior to the date of this filing. The transactions in the Common Stock described in Schedule I made during this period were duly noted on the stock transfer records of the Company’s registrar and transfer agent, Securities Transfer Corporation. Except as set forth in Schedule I, no transactions in the Common Stock were effected by Mr. King or, to the knowledge of Mr. King, any of the persons listed on Schedule I hereto, during the referenced period.

(Signature page to follow)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2018
Date

/s/ David King
Signature

David King
Chief Executive Officer, Chief Financial Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Name of Transferor or Transferee	Security	Acquired (A) or Disposed (D)	Description of Transaction	Quantity	Price	Date

Gary St Louis	Common Stock, No Par Value	A	Return of collateralized shares	150,000	N/A	06/22/2018
Royalty Wines	Common Stock, No Par Value	A	Distribution to shareholders	1,000,000	N/A	06/22/2018
Andrew Hyatt & Joanna Hyatt	Common Stock, No Par Value	D	Sale	75,000	$25,000	06/08/2018